UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Second quarter results 2014Angel Cano, BBVA´s President & Chief Operating OfficerMadrid, July 30th 2014

Results 2Q14 / July30th 2014DisclaimerThis document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the information of this document.This document may contain summarised information or information that has not been audited, as well as information relativetosolvency produced with criteria that are still subject to definitive CRR regulatory interpretation, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.2

Results 2Q14 / July 30th 2014

Strong fundamentals

Maintaining **upward trend** in earnings

Improvement in risk indicators


Earnings
Risk
Liquidity
Solvency

Adequate funding structure

Strong regulatory ratios

3

BBVA

Results 2Q14 / July 30th 2014

Strong fundamentals

Earnings

Net income excluding corporate operations
+11.7%
(1H14 vs 1H13)

Risk

Net entries to NPAs
-75.5%
Risk premium
-17 bp
(YoY)

Liquidity

> 100%
compliance with LCR

Solvency

Core capital
CRD IV (Phased-in) **11.6%** (+4 bp vs 1Q14)

4

Note: risk figures exclude real estate activities

Earnings: positive trend in recurring revenue2Q14 vs 2Q13 2Q14 vs 1Q14-2.8% Gross income +5.3%Excluding FX effectConstant €m+7.0% 2Q14 Highlights5,2855,083? Net trading income 4,939 4,938 +11.6% 4,756 cons VZ2Q13 3Q13 4Q13 1Q14 2Q145Gross income Net interest income + fee income

… rising faster than costs …Costs -5.4%2Q14 vs 2Q13Excluding FX effectCosts Gross income vs costsYoY change, constant €m 2Q14 vs 2Q13, constant €m (%) (%)8.15.8 5.7 c 7.04.1 4.9 3.1 3.12Q13 3Q13 4Q13 1Q14 2Q14 Gross Costs Inflation income

… and boosting operating income 2Q14 vs 2Q13 2Q14 vs 1Q140.0% Operating income +8.9%Excluding FX effectConstant €m+11.2%2,633 2,460 2,367 2,164 2,2352Q13 3Q13 4Q13 1Q14 2Q14Maintaining leadership position in terms of profitability7

Lower loan -loss and real estate provisionsLoan-loss + real estate provisions Cost of risk YTD€m Group excluding real estate activities(%)Loan-loss provisions2,357 Real Estate provisions3731,6622271,244 1,221 1.4 1.6155 152 1.51,984 1.2 1.21,4351,089 1,0692012 quartely 2013 quartely 1Q14 2Q14 Jun.13 Sept.13 Dec.13 Mar.14 Jun.14average averageConsolidating the improvement in cost of risk8

In summary, maintaining growth trend€m 1H14 HighlightsGrowth Growth 1BBVA Group 1H14 1H14/1H13 2Q14/1Q13 • Positive trend in recurrent revenueAbs. % % constant %Net interest Income 7,038—264 -3.6 10.3 7.62• FX impactGross Income N 10,368—521 -4.8 6.0 5.3Operating income 5,093—224 -4.2 8.7 8.9 c3• Cost controlIncome Before Tax 2,109 + 261 14.1 50.5 7.4NI ex corporate operations 1,544 161 11.7 47.2 7.6Corporate Operations Income 0—1,908 n.s. n.s. n.s. 4•? Provisions : drivingshort-term growthNet Attributable Profit B 1,328—1,553 -53.9 -49.2 12.9Note: Earnings are presented this way to show the performance of recurring business. The reconciliation with the earnings statement is shown on page 47 of the financial 9 information filed today with the CNMV.

Risk: asset quality continues to improve4.5% Coverage 63% NPA ratio(-9 bp vs 1Q14) ratio (+3 p.pvs 1Q14)Entries NPAs€m €bnRefinance loans-46.7% 4,997 vs 2Q1317.2 17.0 16.8 16.73,612 14.5 2,785 2.5 2,053 1,924 3,495 -75.5% vs 2Q132,0071,036 787 4922Q13 3Q13 4Q13 1Q14 2Q14 2T13 3T13 4T13 1T14 2T14Incl. 25.4 25.0 22.2 26.5 26.2Gross entries Net entries real estate10Note: risk figures exclude real estate activities. NPA ratio for real estate activity in Spain: 54.8%, 61% coverage and NPAs €8.3bn

BBVA
Results 2Q14 / July 30th 2014

Capital: active capital management

Strong and resilient regulatory ratios

Core Capital CRD IV

(Phased-in)
11.6%
(+4 bp vs 1Q14)

(Fully-loaded)
10.0%
(+11 bp vs 1Q14)

Ratio Leverage

(Fully-loaded)
5.8%

Issuance activity

1.5 bn€ Tier II issue → Strengthen and optimize the Group's capital base under CRD IV.

11

Business Areas

Developed

Results 2Q14 / July 30th 2014

BBVA

Banking activity in Spain

Business activity (YoY chg in average balances)

Lending	-6.1%
Customer funds	+12.0%

Results (€m)

NII + fees


-1.7%
1,343
1,281
1,320
+3.1%
2Q13
1Q14
2Q14

Gross income


+2.3%
1,591
1,756
1,627
-7.3%
2Q13
1Q14
2Q14

Operating income


+10.7%
827
1,050
915
-12.9%
2Q13
1Q14
2Q14

14

Results 2Q14 / July 30th 2014

BBVA

Banking activity in Spain

Risk

Risk indicators


(%)
Coverage ratio
45
41
41
41
44
NPA ratio
4.7
6.2
6.4
6.4
6.3
Jun.13
Sep.13
Dec.13
Mar.14
Jun.14

NPAs


(€ bn)
Refinance loans
9.8
12.5
2.5
12.5
12.5
12.3
2Q13
3Q13
4Q13
1Q14
2Q14

Risk premium


(%)
1.1
2.1
0.9
1.0
0.9
2Q13
3Q13
4Q13
1Q14
2Q14

Entries


(€ m)
Gross entries
Net entries
1,978
3,560
1,342
925
657
1,305
2,942
492
302
-3
2Q13
3Q13
4Q13
1Q14
2Q14

15

Results 2Q14 / July30th 2014Banking activity in SpainIncome Statement (€m)Growth Banking activity in Spain 1H14 1H14/1H13Abs. % Net interest Income 1,867—190 -9.2 Gross Income N 3,383 + 128 3.9 Operating income 1,965 + 241 14.0 Income Before Tax 867 + 421 94.5 Net Attributable Profit 608—149 -19.7 Good risk performanceCost controlOngoing transformation of the distribution model16

Results 2Q14 / July30th 2014Real estate activity in SpainNet exposure Sales Volume(€ bn) (Units)+15.6% -11.5% 11,40215.6 9,86714.614.213.8 1H13 1H14Net attributable profit(€m)-24.5%—286-23 16dec. 12 dec. 13 mar. 14 jun.142Q13 1Q14 2Q14*Net exposure according to Bank of Spain’s “RE transparency scope” (Circular 5-2011) 17 Note: Sales volume includes third-party and developer sales

Results 2Q14 / July 30th 2014

USA

Business activity (Average balance, YoY, in constant €)

Lending*	+13.1%
Customer Funds *	+8.1%

Results (Constant €m)


NII + fees
+5.3%
458
478
483
+1.0%
2Q13
1Q14
2Q14
Gross income
+0.2%
518
517
520
+0.5%
2Q13
1Q14
2Q14
Operating income
-8.7%
173
166
158
-4.7%
2Q13
1Q14
2Q14

* USA ex NY Business Activity

18

Results 2Q14 / July30th 2014USARiskNPA and coverage Loan -loss provisions and ratios risk premium(%) (Constant €m, %) Coverage ratio 160 1680.2 0.3 0.2 0.2134 0.1 118 120NPA ratio 2819 221.5 181.5 1.2 1.0 11 0.9 Jun.13 Sep.13 Dec.13 Mar.14 Jun.14 2Q13 3Q13 4Q13 1Q14 2Q14Loan-loss provisions Risk premium19

Results 2Q14 / July30th 2014USAIncome Statement (Constant €m)GrowthUSA 1H14 1H14/1H13Abs. %Net interest Income 693 + 23 3.4Gross Income N 1,037 + 34 3.4Operating income 324 + 1 0.2Income Before Tax 266—23 -7.9 Net Attributable Profit 196 + 1 0.6Strong business activity and important commercial effort Compass No.1 in American Banker’s annual reputation surveyExcellent risk indicators20

Results 2Q14 / July30th 2014Emerging

Results 2Q14 / July30th 2014EurAsiaTurkeyImproved outlook Operating income• Better performance in lending activity +11.6%• Strong revenue and fee(QoQ)performance• Lower loan-loss provisions Net attrib. profit• Good risk indicators +16.8%• Positive trend of the exchange (QoQ) rate in the quarter22Note: Results in constant €m

BBVA
Results 2Q14 / July 30th 2014
EurAsia

Income Statement (Constant €m)

EurAsia	1H14	Growth 1H14/1H13 Abs.	Growth 1H14/1H13 %
Net interest Income	408	- 2	-0.4
Gross Income	903	- 16	-1.7
Operating income	552	- 45	-7.6
Income Before Tax	447	+ 56	14.4
Net Attributable Profit	362	+ 48	15.2

CNCB Dividend

Solid contribution to the Group

Note: in accordance with IFRS Garanti is accounted for using the equity method for the purpose of uniform presentation based on the proportional consolidation method.

23

Results 2Q14 / July 30th 2014

BBVA

Mexico

Business activity (Average balance, YoY, in constant €)

Lending	+10.2%
Customer Funds	+12.1%

Results (Constant €m)

NII + fees


+11.8%
1,314
1,446
1,468
+1.5%
2Q13
1Q14
2Q14

Gross income


+10.5%
1,435
1,549
1,585
+2.3%
2Q13
1Q14
2Q14

Operating income


+12.2%
894
977
1,003
+2.7%
2Q13
1Q14
2Q14

24

Results 2Q14 / July30th 2014MexicoRiskNPA and coverage Loan -loss provisions and ratios risk premium(%) (Constant €m, %) Coverage ratio109 110 114 113 3.7105 3.6 3.6 3.5 3.3392 357 358NPA ratio 343 3354.0 4.13.6 3.4 3.4Jun.13 Sep.13 Dec.13 Mar.14 Jun.14 2Q13 3Q13 4Q13 1Q14 2Q14Loan-loss provisions Risk premium25

Results 2Q14 / July30th 2014MexicoIncome Statement (Constant €m)Growth Mexico 1H14 1H14/1H13Abs. % Net interest Income 2,354 + 311 15.2 Gross Income N 3,134 + 292 10.3 Operating income 1,980 + 216 12.2 Income Before Tax 1,188 + 122 11.5 Net Attributable Profit 900 + 100 12.5Buoyant business despite low-growth environmentSolid income statement based on the strength of recurring income Jaws are widening: revenues increasing faster than expenses 26

Results 2Q14 / July 30th 2014

BBVA

South America

Business activity (Average balance, YoY, in constant €)

Lending	+24.6%
Customer Funds	+23.9%

Results (Constant €m)

NII + fees


+36.8%
970
1,124
1,327
+18.0%
2Q13
1Q14
2Q14

Gross income


+24.3%
956
1,174
1,188
+1.1%
2Q13
1Q14
2Q14

Operating income


+22.3%
526
677
643
-5.0%
(+10.8% Ex Vzla)
2Q13
1Q14
2Q14

27

Results 2Q14 / July30th 2014South AmericaRiskNPA and coverage Loan -loss provisions and ratios risk premium(%) (Constant €m, %) Coverage ratio136 137 141 136 1381.5 1.6 1.5 1.3 1.3NPA ratio2.2 2.2 2.2 148 167 167 2.1 2.1 136 119Jun.13 Sep.13 Dec.13 Mar.14 Jun.14 2Q13 3Q13 4Q13 1Q14 2Q14Loan-loss provisions Risk premium28

Results 2Q14 / July30th 2014South AmericaIncome Statement (Constant €m)Growth South America 1H14 1H14/1H13Abs. % % ex VenezuelaNet interest Income 2,061 + 566 37.9 24.5 Gross Income N 2,362 + 469 24.8 19.6 Operating income 1,320 + 262 24.8 21.8 Income Before Tax 959 + 169 21.3 21.0 Net Attributable Profit 483 + 73 17.7 21.1Strong business activity leads to higher incomeGrowth potential in the Andean Region29

Q&A

Annex

Results 2Q14 / July30th 2014Group: net attributable profitNet attributable profit€mBusiness +930M €2,882 -268-164-71 -1,893144 -88100 1,328182 1 484561H13 €m FX effect Mortgage Hyperinfl. Op.corp Banking RE USA Eurasia Mexico South Corporate 1H14 €m floors activity activity America Center constantSpain Spain32

Capital: 1Q14 Core capital phased -in restatementCore capital CRD IV Phased -inGroup BBVA(%) 1.49 -0.71-0.0211.5410.781Q.2014 Goodwill Phased -in Tier I CAP Others 1Q.2014 Restate33

Capital: Core capital phased -in evolution 2Q14Core capital CRD IV Phased -inGroup BBVA(%) +4 bp+0.06 -0.10+0.0811.54 11.58Mar.14 Net earnings FX effect Other Jun.1434

Capital: Core capital fully loaded evolution 2Q14Core capital CRD IV Fully-loadedGroup BBVA(%) +11 bp+0.05 -0.02+0.089.89 10.00Mar.14 Net earnings FX effect Other Jun.1435

Risk: NPA and coverage ratioReal Estate activity in Spain75 Coverage ratio62 61 63 6155.3 55.5 54.2 54.8 43.7 NPA ratioJun.13 Sep.13 Dec.13 Mar.14 Jun.1436

Results 2Q14 / July30th 2014Income statement RE (m€)GrowthReal Estate Activity in Spain 1H14 1H14/1H13Abs. %Net interest Income -18—61 n.s.Gross Income N -86—88 n.s.Operating income -164—94 n.s.Loan-loss provisions C -126 + 138 -52.4 Provisions (net) and other gains (losses) -324 + 163 -33.4 Income Before Tax -619 + 227 -26.8 Net Attributable Profit -446 + 182 -29.0 37

Income statement Venezuela (Constant m€)Growth Venezuela 1H14 1H14/1H13Abs. % Net interest Income 740 + 307 70.7 Other income/expenses* N -378—178 89.1 Gross Income 548 + 172 45.9 Operating income 315 + 82 35.5 Income Before Tax 207 + 38 22.6 Net Attributable Profit B 74 + 1 2.038* includes items such as the adjustment for hyperinflation in Venezuela

Customer SpreadsCustomer Spreads 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 1H13 1H14Spain 1.70% 1.57% 1.43% 1.58% 1.77% 1.83% 1.64% 1.80%USA 3.43% 3.35% 3.29% 3.21% 3.17% 3.09% 3.39% 3.13%Mexico 12.11% 11.92% 11.72% 12.15% 12.31% 12.18% 12.01% 12.24%Argentina 13.34% 13.84% 13.57% 14.25% 14.12% 14.75% 13.59% 14.43%Chile 2.32% 2.21% 2.87% 2.81% 2.99% 3.23% 2.27% 3.11%Colombia 7.37% 7.33% 6.98% 6.92% 7.05% 6.69% 7.35% 6.87%Peru 7.19% 7.29% 7.26% 7.17% 7.10% 6.95% 7.24% 7.03%Venezuela 16.72% 17.31% 17.20% 17.41% 17.41% 17.45% 17.01% 17.43%* USA ex NY Business Activity39Note: customer spreads: difference between lending yield and cost of deposits from customers

Second quarter results 2014Angel Cano, BBVA´s President & Chief Operating OfficerMadrid, July 30th 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 30, 2014	By:	/s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Group Accounting and Information Management